UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-261921

Farmer Bros. Co. 401(k) Plan
(Exact name of registrant as specified in its charter)

1912 Farmer Brothers Drive
Northlake, Texas 76262
682-549-6600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Participation Interests in the Farmer Bros. Co. 401(k) Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii)
Rule 15d-6 ☒
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Farmer Bros. Co. 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2023	Farmer Bros. Co. 401(k) Plan

Farmer Bros. Co., as Administrator of the Farmer Bros. Co. 401(k) Plan

	By:	/s/ Scott R. Drake
Name:	Scott R. Drake
Title:	Chief Financial Officer